GLM SECURITIES, LLC

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
GLM Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLM Securities, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
March 1, 2018

GLM SECURITIES, LLC

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Statement of Financial Condition

December 31, 2017

(Amounts in thousands)

Assets

Cash	$	397
Other assets		29
Total assets	$	426

Liabilities and Member's Equity

Accrued expenses	$	40
Due to affiliate		2
Total liabilities		42
Member's equity		384
Total member's equity		384
Total liabilities and member's equity	$	426

See accompanying notes to financial statement.

(1) Organization and Nature of Business

GLM Securities, LLC (Company) was formed on February 9, 2016 and became a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) effective September 21, 2016. The Company is a wholly owned subsidiary of Links Holdings, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim).

The Company was formed to engage in matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities. During the year ended December 31, 2017, the Company did not enter into repurchase or reverse repurchase agreements.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash

At December 31, 2017, all cash is held at a major U.S. financial institution. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Income Taxes

The Company is organized as a Delaware single member limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the Parent.

ASC 740-10, *Income Taxes – Overall,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2017. Further, as of December 31, 2017, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions it has taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

As the Company is organized as a single member limited liability company, disregarded for U.S. income tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. If the Company had been a taxable entity, income tax expense for the year ended December 31, 2017, would have been calculated at the federal statutory tax rate of 35%. New tax legislation, commonly referred to as the Tax Cuts and Jobs Act, was enacted in 2017 and changes the federal statutory tax rate to 21% effective January 1, 2018.

(e) *Accounting Developments*

In May 2014, the FASB issued Accounting Standards Update ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Although the guidance will replace most existing revenue recognition guidance in GAAP, the ASU is not applicable to financial instruments and, therefore, will not impact the Company's anticipated trading revenues, including interest income.

(3) Related-Party Transactions

In June 2017, the Company entered into a Services Agreement with an affiliate whereby the Company pays a fee for accounting, compliance and Financial & Operations Principle (FINOP) services provided. At December 31, 2017, approximately $1,545 is included in due to affiliates in the statement of financial condition.

(4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. At December 31, 2017, the Company had net capital of $355,000, which was $105,000 in excess of its required net capital of $250,000.

(5) Subsequent Events

Management has evaluated all subsequent events for the Company after the statement of financial condition date through March 1, 2018, the date the financial statement was available to be issued, and has concluded there are no recognized or nonrecognized events that require financial statement disclosure.